Absolute Software Announces New ISVs Leveraging Application Persistence-as-a-Service
Aranda Software and IMTLazarus extend the power of Absolute’s firmware-embedded Persistence technology to enable automatic self-healing for their mission-critical endpoint solutions
VANCOUVER, British Columbia and SAN JOSE, Calif. — February 2, 2023 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), the only provider of self-healing, intelligent security solutions, today announced new commercial agreements with Aranda Software and IMTLazarus to provide Absolute Application Persistence-as-a-Service (APaaS), enabling them to strengthen solution resiliency. As APaaS ecosystem partners, these leading software providers are leveraging Absolute’s firmware-embedded Persistence® technology to monitor and automatically self-heal their mission-critical endpoint applications - ensuring they remain healthy, installed, and working effectively across their customer bases.
Through APaaS, Aranda and IMTLazarus have the ability to integrate Absolute’s Application Resilience™ capabilities directly into their software packages to continuously maintain application integrity with lower development and maintenance costs. They also have access to rich telemetry data that offers valuable insights into application health and performance, allowing for continuous optimization and improvement.
“Aranda and IMTLazarus have taken the critical steps needed to self-heal their applications at the firmware level, ensuring they remain healthy and working as intended,” said Edward Choi, SVP of Global Alliances at Absolute Software. “Today’s hybrid enterprise and education device environments are only getting more complex - putting endpoint agents at increased risk of collision, decay, or being disabled by negligent or malicious users. By joining our APaaS ecosystem, these ISVs are both delivering maximum return on their customers’ software investments and helping to strengthen their overall security posture.”
Aranda Device Management enables organizations to streamline IT asset management with the ability to automate common management and configuration tasks for PCs, laptops, and servers, and execute remote maintenance actions on managed devices. IMTLazarus provides a cloud ecosystem for education device management, enabling teachers and families to protect student data and privacy as well as ensure adequate and safe use of internet and other educational digital resources.
“Our customers depend on our leading asset management and automation capabilities to reduce operating costs and maximize the value of their IT investments,” said Alberto Lederman, President of Aranda Software. “With the ability to self-heal our endpoint agent through APaaS, we have even more confidence that we are enabling them to seamlessly manage and secure their endpoint devices, no matter where those devices are.”
“Protecting student privacy and data is our top priority, and with APaaS, we’ve found the right solution to continue delivering on that commitment,” said Daniel Martínez, CEO at IMTLazarus. “Extending Absolute’s undeletable self-healing capabilities to our education application assures us that we are enabling teachers and schools with the resilient tools they need to manage and secure their digital classrooms.”
To learn more about leveraging APaaS to automatically self-heal your mission-critical application, visit here.

About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by 18,000 customers, G2 recognized Absolute as a Leader for the eleventh consecutive quarter in the Fall 2022 Grid® Report for Endpoint Management and as a Leader in the Grid Report for Zero Trust Networking.

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